                                  NANOSYS, INC.
                               2625 Hanover Street
                           Palo Alto, California 94304
                                 August 4, 2004

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        David Ritenour, Esq.
                  Ms. Margery Reich
                  Ms. Jeanne Bennett
                  Timothy L. Buchmiller, Esq.

RE:     NANOSYS, INC.
        REGISTRATION STATEMENT ON FORM 8-A (REGISTRATION NO. 000-50882) FILED ON JULY 30, 2004
        REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION NO. 333-114735)
        REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

         Nanosys, Inc. (the "COMPANY") hereby requests the withdrawal of its above-referenced Registration Statement on Form 8-A filed on July 30, 2004 for the purpose of registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

         Please provide the Company and its counsel at Wilson Sonsini Goodrich & Rosati a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct your questions or comments to Michael J. O'Donnell (650-320-4678) or Mark L. Reinstra (650-320-4566) of Wilson Sonsini Goodrich & Rosati or Julia Reigel (650-320-4509). Thank you for your assistance.

                                                          Very truly yours,

                                                          NANOSYS, INC.

                                                          /s/ Peter S. Garcia

                                                          Peter S. Garcia


cc:      Calvin Y. H. Chow
         Michael J. O'Donnell, Esq.
         Mark L. Reinstra, Esq.
         Julia Reigel, Esq.

                                  NANOSYS, INC.
                               2625 Hanover Street
                           Palo Alto, California 94304
                                 August 4, 2004



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        David Ritenour, Esq.
                  Ms. Margery Reich
                  Ms. Jeanne Bennett
                  Timothy L. Buchmiller, Esq.

RE:     NANOSYS, INC.
        REGISTRATION STATEMENT ON FORM S-1
        INITIALLY FILED APRIL 22, 2004
        FILE NO. 333-114735
        REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

         Nanosys, Inc. (the "COMPANY") hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "SECURITIES ACT"), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-114735, as amended), as originally filed by the Company with the Securities and Exchange Commission (the "COMMISSION") on April 22, 2004 (the "REGISTRATION STATEMENT") be withdrawn effective immediately.

         The Company requests in accordance with the Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

         Although no decision has been made at this time, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

         At this time, due to the volatility of the public capital markets, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. No securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (b) of Rule 477.

Securities and Exchange Commission
Re: Nanosys, Inc.
August 4, 2004
Page 2


         Please provide the Company and its counsel at Wilson Sonsini Goodrich & Rosati a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please direct your questions or comments to Michael J. O'Donnell (650-320-4678) or Mark L. Reinstra (650-320-4566) of Wilson Sonsini Goodrich & Rosati or Julia Reigel (650-320-4509). Thank you for your assistance.

                                                          Very truly yours,

                                                          NANOSYS, INC.

                                                          /s/ Peter S. Garcia

                                                          Peter S. Garcia


cc:      Calvin Y. H. Chow
         Michael J. O'Donnell, Esq.
         Mark L. Reinstra, Esq.
         Julia Reigel, Esq.